NR08-11

April 22, 2008

Cardero Receives Positive Metallurgical Test Results

for Pampa de Pongo Iron Ore Deposit

Initiates Additional Metallurgical Testing

NI 43-101 Resource of 953Mt @ 44.7% Iron and 0.12% Copper

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce it has received from Rio Tinto Exploration a copy of a positive metallurgical test report on two samples from the Pampa de Pongo iron deposit.  The object of the 1996 metallurgical study (“Study”), conducted by Met-Chem Canada Inc. on behalf of RTZ Mining & Exploration, was to investigate the feasibility of producing a pellet feed chemically suitable for Direct Reduction pellet manufacture and, if suitable, to evaluate the resulting pellets on a laboratory scale.  The test results from the study indicated that the iron material from Pampa de Pongo is suitable for the production of Direct Reduction grade pellets.  In order to provide independent verification of these positive results, Cardero has initiated testing of a larger sample of Pampa de Pongo mineralization.

Pellet Feed Production

Following investigation of conventional beneficiation techniques (screening, magnetic separation and flotation) it was demonstrated that the Pampa de Pongo mineralized material could be concentrated up to 66-69% iron through a simple Low Intensity Magnetic Separation (LIMS) process, with the remaining gangue (waste) material consisting of 2.5-3.0% magnesium oxide (MgO) and 0.5-1.5% sulphur (Figure 1).  Concentrates were obtained through 3 passes in a magnetic separator and recoveries are described by Met-Chem as excellent.  Concentrates showed a high magnetite content that normally results in low energy consumption in the firing process.  Results are as follows:

Table 1:  Initial Sample and Concentrate Chemical Composition

	Sample 1 (4B/9B)		Sample 2 (4B/4B)
	Head Grade	Concentrate	Head Grade	Concentrate
Fe %	56.2	69.0	53.0	66.7
SiO2%	5.42	0.55	6.19	0.84
Al2O3%	1.66	0.69	2.17	0.92
MgO %	8.00	2.60	9.62	2.89
S %	1.84	0.54	2.37	1.51
Fe3O4%	64.3	82.5	61.0	80.2

Pelletizing Tests

Pellets produced from Sample 1 were of good quality and strength, meeting normal commercial specifications without further work.  The pellets exhibited extremely low clustering indexes, which is highly desirable in the natural gas based Direct Reduction processes.  Sample 1 contained a slightly higher than normal percentage of MgO but this did not affect the quality of the pellet produced.  Additional slagging in the EAF (Electric Arc Furnace) can reduce the MgO content, however the high MgO content of the metalized pellet can be an advantage in the steelmaking process as most EAF refractory linings are MgO based, and the slag routinely needs to be conditioned to have 10~14% MgO so as to mitigate slag line refractory erosion.

Concentrate from Sample 2 contained higher MgO and higher sulphur content than Sample 1.  The pellets produced from Sample 2 were weaker due to higher sulphur content in the concentrate.  In this case, Met-Chem suggested that further test work, including a finer grind and more sophisticated flotation reagents, should further improve the concentrate chemistry.  Requirements for further work are typical of early-stage metallurgical test work and Cardero is confident that elevated MgO contents can be addressed through process flowsheet optimization.  The pellets exhibited extremely low clustering indexes, which is highly desirable in the Direct Reduction process.  Samples 1 and 2 were mixed with 0.8% bentonite, pelletized and fired.  The fired pellet chemical compositions were as follows:

Table 2:  Fired Pellet Chemical Composition

	Sample 1 (4B/9B)	Sample 2 (4B/4B)
Fe %	66.9	66.6
SiO2%	0.81	1.22
Al2O3%	0.74	0.95
MgO %	2.61	2.91
S %	<0.01	0.01

It was concluded that the strength and reduction properties (reducibility, linder and clustering) of the pellets are well within the acceptable range for typical commercial products.  Additional processing steps would be required to reduce the sulphur content of sample 4B/4B.

Future Work

The metallurgical study reported here provides an important indication that Pampa de Pongo iron ore will be suitable for production of Direct Reduction grade pellets.  The test work was conducted on small quantity of sample and Cardero has now initiated a follow-up study, which will test larger samples and independently verify the positive results presented here.  It is believed that the final product can be further improved, resulting in even better pellets, by additional processing steps, such as regrinding of the concentrate prior to pelletizing.

Laboratory Details

The metallurgical testing was completed by Met-Chem Canada Inc. of Montreal, Quebec, Canada in 1996 on behalf of RTZ Mining and Exploration with the objective of determining whether quality direct reduction pellets could be produced from iron ore samples.  Laboratory work was completed by CRM (Centre de Recherche Minerale) of Sainte-Foy, Quebec, Canada.  Two samples were analysed weighing 36 and 38 kilograms, respectively.

“We are extremely pleased with the results of this metallurgical test work, which demonstrates the viability of producing Direct Reduction grade pellets from the Pampa de Pongo iron ores” stated Henk Van Alphen, Cardero's President & CEO.  “We have known for some time that we have a world class deposit at Pampa de Pongo and now we have the first indications that a high value DR pellet can be produced, which adds considerable value to the asset.”

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Pampa de Pongo, the potential for improving the nature of pelletized material by altering the pelletizing process, the suitability of Pampa de Pongo iron ore for making direct reduction pellets, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa de Pongo project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.